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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                               Sync Research, Inc.
                              --------------------
                                (Name of Issuer)

                                  Common Stock
                                  -------------
                         (Title of Class of Securities)

                                    785065202
                                    ---------
                                 (CUSIP Number)


Mr. Rohit Phansalkar                        With a copy to:
Entrada Holdings, LLC                       Jeffry S. Hoffman, Esq.
c/o Andersen Weinroth Capital Corporation   Swidler Berlin Shereff Friedman, LLP
1330 Avenue of the Americas, 36th Floor     405 Lexington Avenue
New York, New York  10022                   New York, New York 10174
(212) 842-1600                              (212) 973-0111
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 12, 2000
                     ---------------------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), (f) or (g), check the following: [ ].

Note: One copy and an EDGAR version of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP No.  785065202                                   Page    2    of     Pages
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Entrada Holdings, LLC

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                         (b) |_|

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3        SEC USE ONLY

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4        SOURCE OF FUNDS*
         WC

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      |_|

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6        CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

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      NUMBER OF        7       SOLE VOTING POWER
       SHARES                  0
                       ---------------------------------------------------------
    BENEFICIALLY
      OWNED BY         8       SHARED VOTING POWER
                               700,000
                       ---------------------------------------------------------
        EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                0
                       ---------------------------------------------------------

       PERSON          10      SHARED DISPOSITIVE POWER
         WITH                  700,000

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         700,000

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             |_|

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         16.5%
--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*
         OO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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                                  SCHEDULE 13D

Item 1. Security and Issuer

         The class of equity security to which this Statement on Schedule 13D (this "Schedule 13D") relates is the common stock, par value $.001 per share (the "Common Stock") of Sync Research, Inc., a Delaware corporation (the "Issuer" or the "Company"), with its principal executive offices located at 40 Parker, Irvine, CA 92618.

Item 2. Identity and Background

         (a), (b), (c) and (f) This Schedule 13D is being filed by Entrada Holdings, LLC, a New York limited liability company ("Holdings" or the "Reporting Person") with a business address at 1330 Avenue of the Americas, 36th Floor, New York. In accordance with the requirements of Schedule 13D, responses to Items 2 through 6 of Schedule 13D are also being provided with respect to Andersen Weinroth & Co., L.P., a Delaware limited partnership and the sole voting member of Holdings ("AW"), G. Chris Andersen ("Andersen"), Stephen Weinroth ("Weinroth"), and Rohit K. Phansalkar ("Phansalkar"). Each of Holdings, AW, and Messrs. Andersen, Weinroth and Phansalkar are collectively referred to herein as the "Covered Persons".

         Holdings is a New York limited liability company with a business address of 1330 Avenue of the Americas, 36th Floor, New York.

         AW is a Delaware limited partnership with a business address of 1330 Avenue of the Americas, 36th Floor, New York. AW is the sole voting member of Holdings.

         Mr. Andersen is a United States citizen with a business address of Andersen Weinroth & Co., L.P., 1330 Avenue of the Americas, 36th Floor, New York. Mr. Andersen is one of the two managers of Holdings and one of the two general partners of AW.

         Mr. Weinroth is a United States citizen with a business address of Andersen Weinroth & Co., L.P., 1330 Avenue of the Americas, 36th Floor, New York. Mr. Weinroth is one of the two general partners of AW.

         Mr. Phansalkar is a United States citizen with a business address of Andersen Weinroth & Co., L.P., 1330 Avenue of the Americas, 36th Floor, New York. Mr. Phansalkar is one of the two managers of Holdings.

         (d) and (e). During the past five years, none of the Covered Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Item 3. Source and Amount of Funds

         Holdings used its working capital to purchase the 700,000 shares of Series A Preferred Stock of the Company (the "Series A Stock") at an aggregate cost of $2,235,625 as disclosed in Item 4 below.

Item 4. Purpose of the Transaction

         On May 12, 2000, pursuant to the Stock Purchase Agreement, dated May 12, 2000, between the Company and Holdings (the "Stock Purchase Agreement"), Holdings purchased from the Company 700,000 shares of Series A Stock (the "Purchase Agreement Shares") at a per share price of $3.19375 and an aggregate price of $2,235,625. Each share of Series A Stock is convertible at any time at the option of the holder into Common Stock on a one-for-one basis. In addition, the Series A Stock is mandatorily convertible into an aggregate of 700,000 shares of Common Stock upon the closing of the merger of a subsidiary of the Company into Osicom Technologies, Inc. (the "Osicom Merger"). The Series A Stock is entitled to vote on an as converted basis on all matters on which common stockholders vote.

         The Stock Purchase Agreement provides that beginning on September 1, 2000, Holdings shall have the right to designate one member of the Board of Directors of the Company (and to fill the vacancy of such member in the event of the resignation, death or removal of such member). The nominee shall be required to complete a questionnaire in the same form as has been executed by all other directors of the Company. Subject to the approval of the existing directors upon review of such questionnaire and any other relevant information, such approval not to be unreasonably withheld, the existing directors will elect such nominee to the Board of Directors, and the Company shall include such designee in its proposed slate of directors for each subsequent annual meeting of stockholders, and such individual shall receive the same compensation as each other non-employee director of the Company.

         All of the shares of Common Stock reported herein were acquired for investment purposes. Each of the Covered Persons may acquire or dispose of securities of the Issuer, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Issuer by the Covered Persons, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

         Except for the foregoing, no Covered Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Covered Persons retain their respective rights to modify their plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

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Item 5. Interest in Securities of the Issuer

         (a) and (b) Holdings is the beneficial owner of 700,000 shares of Common Stock (representing 16.5% of the outstanding shares of Common Stock) which are owned directly by Holdings, and with respect to such shares, Holdings has shared power with AW, and Messrs. Andersen, Weinroth and Phansalkar to vote and dispose of such shares.

         AW is the beneficial owner of 700,000 shares of Common Stock (representing 16.5% of the outstanding shares of Common Stock), of which 700,000 shares of Common Stock are directly owned by Holdings and may be deemed to be indirectly owned by AW, in its capacity as the sole voting member of Holdings. AW has shared power with Holdings, and Messrs. Andersen, Weinroth and Phansalkar to vote and dispose of such shares.

         Mr. Andersen is the beneficial owner of 700,000 shares of Common Stock (representing 16.5% of the outstanding shares of Common Stock), of which 700,000 shares of Common Stock are owned directly by Holdings and may be deemed to be indirectly owned by Mr. Andersen, in his capacity as one of the general partners of AW and a manager of Holdings, and with respect to such shares, Mr. Andersen has shared power with Holdings, AW, and Messrs. Weinroth and Phansalkar to vote and dispose of such shares.

         Mr. Weinroth is the beneficial owner of 700,000 shares of Common Stock (representing 16.5% of the outstanding shares of Common Stock), of which 700,000 shares of Common Stock are directly owned by Holdings and may be deemed to be indirectly owned by Mr. Weinroth in his capacity as one of the general partners of AW, and with respect to such shares, Mr. Weinroth has shared power with Holdings, Mr. Andersen and Mr. Phansalkar to vote and dispose of such shares.

         Mr. Phansalkar is the beneficial owner of 700,000 shares of Common Stock (representing 16.5% of the outstanding shares of Common Stock), of which 700,000 shares of Common Stock are owned directly by Holdings and may be deemed to be indirectly owned by Mr. Phansalkar in his capacity as a manager of Holdings, and with respect to such shares, Mr. Phansalkar has shared power with Holdings, AW, and Messrs. Andersen and Weinroth to vote and dispose of such shares.

         The number of shares beneficially owned by each of the Covered Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Covered Persons is based on 3,531,007 outstanding shares of Common Stock of the Issuer as of March 31, 2000, as represented by the Company to Holdings in its disclosure schedule to the Stock Purchase Agreement.

         (c) On May 12, 2000, pursuant to the Stock Purchase Agreement, Holdings purchased from the Company 700,000 shares of Series A Stock at a per share price of $3.19375 and an aggregate price of $2,235,625. Each share of Series A Stock is convertible at any time at the option of the holder into Common Stock on a one-for-one basis. In addition, the Series A Stock is mandatorily convertible into an aggregate of 700,000 shares of Common Stock upon the closing of the Osicom Merger. During the past sixty days, no other transactions in the Common Stock have been effected by Holdings.

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         During the past sixty days, no transactions in the Common Stock have been effected by Messrs. Andersen, Weinroth or Phansalkar.

         (d)      Not Applicable.

         (e)      Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relations with Respect to Securities of the Issuer

         On May 12, 2000, pursuant to the Stock Purchase Agreement, Holdings purchased from the Company 700,000 shares of Series A Stock at a per share price of $3.19375 and an aggregate price of $2,235,625. Each share of Series A Stock is convertible at any time at the option of the holder into Common Stock on a one-for-one basis. In addition, the Series A Stock is mandatorily convertible into an aggregate of 700,000 shares of Common Stock upon the closing of the Osicom Merger. The Series A Stock is entitled to vote on an as converted basis on all matters on which common stockholders vote. The Series A Stock accrues dividends at the rate of 6% per annum and has a liquidation preference equal to the sum of $3.19375 and all accrued and unpaid dividends thereon. A copy of the Certificate of Designation of the Series A Stock is attached hereto as Exhibit 1.

         The Stock Purchase Agreement provides that beginning on September 1, 2000, Holdings shall have the right to designate one member of the Board of Directors of the Company (and to fill the vacancy of such member in the event of the resignation, death or removal of such member). The nominee shall be required to complete a questionnaire in the same form as has been executed by all other directors of the Company. Subject to the approval of the existing directors upon review of such questionnaire and any other relevant information, such approval not to be unreasonably withheld, the existing directors will elect such nominee to the Board of Directors, and the Company shall include such designee in its proposed slate of directors for each subsequent annual meeting of stockholders, and such individual shall receive the same compensation as each other non-employee director of the Company. In addition, the Stock Purchase Agreement provides Holdings with certain affirmative and negative covenants of the Company with respect to its operations.

         At the Closing, the Company paid to Andersen Weinroth Capital Corp. $111,781.25 in connection with the transactions contemplated by the Stock Purchase Agreement.

         A copy of the Stock Purchase Agreement is attached hereto as Exhibit 2.

         Pursuant to the Registration Rights Agreement, dated May 12, 2000 between the Company and Holdings (the "Registration Rights"), at any time after the Registrable Date (as defined below), subject to the terms and conditions of the Registration Rights Agreement, Holdings on behalf of the holders of the Transfer Restricted Securities (as defined below) shall have the right to require the Company, by written request, to cause the Transfer Restricted Securities to be registered with the Securities Exchange Commission by filing a registration statement to cover the offer and resale by a holder from time to time and the methods of distribution elected by such holder of the Purchase Agreement Shares as set forth in such registration statement. The Registrable Date is defined as the

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earlier of (a) ninety (90) days after the closing of the Osicom Merger or (b)
May 12, 2001. Pursuant to the Registration Rights Agreement, subject to the terms and conditions set forth in the Registration Rights Agreement, if the Company at any time proposes to register (other than a registration on Form S-8 or S-4 or any successor or similar forms) any of its equity securities under the Act, whether or not for sale for its own account, in a manner which would permit registration of Transfer Restricted Securities for offer or resale under the Act, it will each such time use its best efforts to effect the registration under the Act of all Transfer Restricted Securities held by the holders. "Transfer Restricted Securities" are defined as the Common Stock issued upon conversion of the Purchase Agreement Shares until each such share (i) has been effectively registered under the Securities Act of 1933, as amended (the "Act"), or (ii) is distributed to the public pursuant to Rule 144 under the Act or (iii) may be sold or transferred pursuant to Rule 144(k)(or any similar provisions then in force) under the Act or otherwise.

         The Registration Rights Agreement shall not inure to the benefit of or be binding upon a successor or assign of a holder of Transfer Restricted Securities unless and to the extent such successor or assign acquired Transfer Restricted Securities from such holder. Notwithstanding any assignment by Holdings of the Registration Rights Agreement, Holdings shall remain the entity which has the right to require the Company by written request to cause the Transfer Restricted Securities to be registered pursuant to the terms of the demand registration provisions thereof unless Holdings expressly agrees otherwise in a written instrument executed by Holdings.

         A copy of the Registration Rights Agreement is attached hereto as
Exhibit 3.

         The Operating Agreement, dated May 12, 2000, of Holdings (the "Operating Agreement"), by and among AW, Vision Adventures Ltd., Oman International Development and Investment Co. SAOG, Ravi Kumar Sundaram, GMS Holdings Corp., Riordan Communication Ltd., Libra Advisers, Inc., Loretta Loomie and Target Growth Fund provides that there shall be two classes of Members: the Voting Members and the Non-voting Members. On any matter requiring a vote, consent or approval of the Members, the Voting Members shall be the only persons to whom the matter is required to be submitted, and each shall have one vote. Except as otherwise provided in the Operating Agreement, or as required by applicable law, the vote, consent or approval of a majority of the Voting Members shall constitute the act of Holdings. No Non-voting Member shall have a voice or vote in any matter, except as specifically provided herein. The Operating Agreement provides that AW is the sole Voting Member of Holdings.

         The Operating Agreement provides that unless otherwise agreed by a unanimous vote of the Members, there shall be two (2) Managers of Holdings, and that the initial Managers shall be Christopher Andersen and Rohit K. Phansalkar. Each Manager shall hold office until his or her death, resignation or retirement or until his or her successor is elected A Manager need not be a Member.

         The Operating Agreement provides for the establishment of capital accounts and membership percentages, as well as the method of allocations and distributions of gains and losses of Holdings to Members of Holdings. The Operating Agreement provides that Holdings may distribute to the Members of Holdings assets of Holdings as a distribution-in-kind.

         A copy of the Operating Agreement is attached hereto as Exhibit 4.

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Item 7.           Material to be Filed as Exhibits

         Exhibit 1 Certificate of Designations of the Series A Preferred Stock of Sync Research, Inc.

         Exhibit 2 Stock Purchase Agreement, dated May 12, 2000 between Sync Research, Inc. and Entrada Holdings, LLC

         Exhibit 3 Registration Rights Agreement, dated May 12, 2000 between Sync Research, Inc. and Entrada Holdings, LLC.

         Exhibit 4 Operating Agreement of Entrada Holdings, LLC, dated May 12, 2000


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Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           ENTRADA HOLDINGS, LLC

                                           By:      /s/ Rohit K. Phansalkar
                                                    -----------------------
                                                    Name:    Rohit K. Phansalkar
                                                    Title:   Manager

Dated: May 16, 2000




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